UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13G

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                             (Amendment No. 3)

                        BATTLE MOUNTAIN CANADA LTD.
                        ---------------------------
                              (Name of Issuer)

                            EXCHANGEABLE SHARES
                            -------------------
                       (Title of Class of Securities)

                                 071900104
                                 ---------
                               (CUSIP Number)

                              January 10, 2001
                              ----------------
          (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     |_|   Rule 13d-1(b)

     |_|   Rule 13d-1(c)

     |X|   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.  071900104


1   NAME OF REPORTING PERSONS S.S. or I.R.S.
    IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Noranda Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Ontario, Canada

  NUMBER OF      5  SOLE VOTING POWER

   SHARES                -0-

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH            -0-

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH              -0-

                 8  SHARED DISPOSITIVE POWER

                         -0-

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES*

          None

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          -0-

12  TYPE OF REPORTING PERSON*

          CO

CUSIP No.  071900104


1   NAME OF REPORTING PERSON S.S. or I.R.S.
    IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Brascan Corporation (formerly named EdperBrascan Corporation)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Ontario, Canada

  NUMBER OF      5  SOLE VOTING POWER

   SHARES                -0-

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH            -0-

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH              -0-

                 8  SHARED DISPOSITIVE POWER

                         -0-

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES*

          None

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          -0-

12  TYPE OF REPORTING PERSON*

          CO

CUSIP No.  071900104


1   NAME OF REPORTING PERSON S.S. or I.R.S.
    IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          EdperPartners Limited

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Ontario, Canada

  NUMBER OF      5  SOLE VOTING POWER

   SHARES                -0-

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH            -0-

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH              -0-

                 8  SHARED DISPOSITIVE POWER

                         -0-

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES*

          None

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          -0-

12  TYPE OF REPORTING PERSON*

          CO

This Amendment No. 3 to the Schedule 13G, originally filed on February 14, 1997 (the "Original Schedule 13G") and relating to the Exchangeable Shares of Battle Mountain Canada Ltd., a corporation organized under the laws of the Province of Ontario, Canada ("BM Canada"), is being filed by the reporting persons to reflect the disposition of all Exchangeable Shares of BM Canada in connection with the merger (the "Merger") of Battle Mountain Gold Company ("BMG") with a subsidiary of Newmont Mining Corporation ("Newmont"). In connection with the Merger, each Exchangeable Share of BM Canada was converted into the right to receive 0.105 shares of Newmont's common stock.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].

EXHIBIT LIST

Exhibit A:   Joint Filing Agreement

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct.

February 9, 2001                    NORANDA INC.



                                     By: /s/ Kevin N. Thompson
                                        ---------------------------------
                                        Name:  Kevin N. Thompson
                                        Title: Vice President, Secretary
                                               and General Counsel

                                     BRASCAN CORPORATION

                                     By: /s/ Craig Laurie
                                        ---------------------------------
                                        Name:  Craig Laurie
                                        Title: Vice President, Finance


                                     EDPERPARTNERS LIMITED

                                     By: /s/ R. J. Harding
                                        ---------------------------------
                                        Name:  R. J. Harding
                                        Title: Director